Exhibit 99.5

www.excellonresources.com

EXCELLON REPORTS FIRST QUARTER 2022 FINANCIAL RESULTS

Toronto, Ontario – May 16, 2022 – Excellon Resources Inc. (TSX:EXN, NYSE:EXN and FRA:E4X2) (“Excellon” or the “Company”) is pleased to report financial results for the three-month period ended March 31, 2022.

Q1 2022 Financial and Operational Highlights (compared to Q1 2021)

●	Revenues of $8.5 million (Q1 2021 – $9.8 million), despite realizing minimal production in March due to the labour action (the “Labour Action”) at Platosa (resolved on April 1st)
●	Gross profit of $0.6 million (Q1 2021 – $1.8 million)
●	Silver equivalent (“AgEq”) production of 384,007 oz (Q1 2021 – 516,715 AgEq oz), with results being impacted by the Labour Action, including:

○	Silver production of 209,381 oz (Q1 2021 – 328,747 oz)
○	Lead production of 1.2 million lb (Q1 2021 – 2.1 million lb)
○	Zinc production of 1.7 million lb (Q1 2021 – 2.4 million lb)

●	Total cash cost net of byproducts per silver ounce payable decreased to $10.49 (Q1 2021 – $13.43)
●	All-in sustaining cost (“AISC”) per silver ounce payable decreased to $18.92 (Q1 2021 – $24.67)
●	Production cost per tonne increased to $373 per tonne (Q1 2021 – $297 per tonne)
●	Net working capital totaled $0.9 million (excluding provision for litigation) at March 31, 2022 (December 31, 2021 – $0.3 million), with cash and marketable securities of $3.5 million (December 31, 2021 – $4.5 million)

“We have ramped up production smoothly following the labour action that disrupted production in March,” stated Brendan Cahill, President and Chief Executive Officer. “Despite limited production in Q1, we achieved good revenues and lower all-in sustaining costs, largely due to strong base metal prices and improved concentrate treatment terms. As we head towards the wind-down of Platosa operations in Q3, we are preparing for our exploration programs in H2 and actively pursuing acquisition opportunities for producing and development stage assets in Mexico.”

Financial Results

Financial results for the three-month periods ended March 31, 2022 and 2021 were as follows:

(‘000s of USD, except amounts per share and per ounce)	Q1 2022(6)	Q1 2021
Revenue (1)	8,496	9,781
Production costs	(5,635)	(6,153)
Depletion and amortization	(2,278)	(1,790)
Cost of sales	(7,913)	(7,943)
Gross profit	583	1,838

Corporate administration	(1,311)	(2,342)
Exploration and holding expense	(1,116)	(1,073)
Other income (expense)	992	(651)
Finance expense	(915)	(725)
Income tax recovery	67	31
Net loss	(1,700)	(2,922)
Loss per share – basic and diluted	(0.05)	(0.09)
Cash flow from operations (2)	1,911	919

Production cost per tonne (3)	373	297
Cash cost per silver ounce payable net of byproducts ($/Ag oz)	10.49	13.43
AISC per silver ounce payable ($/Ag oz) (4)	18.92	24.67

Realized prices:(5)
Silver – ($US/oz)	23.71	26.32
Lead – ($US/lb)	1.06	0.92
Zinc – ($US/lb)	1.66	1.25

(1)	Revenues are net of treatment and refining charges (“TC/RCs”).
(2)	Cash flow from operations before changes in working capital.
(3)	Production cost per tonne includes mining and milling costs excluding depletion and amortization.
(4)	AISC per silver ounce payable excludes administrative and share-based payment costs attributable to the Company’s non-producing projects and includes underground drilling costs. The comparatives have been revised to conform with the current allocation.
(5)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.
(6)	Q1 2022 results were impacted by the Labour Action which resulted in negligible production for the month of March 2022.

Revenues decreased by $1.3 million or 13% during Q1 2022 compared to Q1 2021, driven primarily by lower production due to the Labour Action, which reduced AgEq ounces payable by 26%, partially offset by a 15% and 33% increase in realized lead and zinc prices, respectively.

Production costs decreased by $0.5 million or 8% during Q1 2022 relative to Q1 2021. Consumables, transport and other operational costs decreased by $0.4 million due to the Labour Action. Electricity costs decreased $0.7 million in Q1 2022, though the comparative period included $0.6 million in incremental energy costs due to the increase in natural gas prices following the February 2021 polar-vortex. The $0.5 million variance in inventory adjustment reflects the net drawdown of ore and concentrate inventories in Q1 2022. Depletion and amortization expense was $0.5 million higher in Q1 2022 compared to the comparative period, driven primarily by the reduction in expected mine life.

Gross profit decreased by $1.3 million in Q1 2022 relative to Q1 2021, driven by the $1.3 million decrease in revenue.

Administrative expense decreased by $1.0 million or 44% in Q1 2022 reflecting primarily lower share-based compensation (by $0.6 million) and salary expense (by $0.3 million), driven by the timing of annual compensation expenses (in Q1 in 2021) and a reduction in personnel since the comparative period.

Exploration and holding expenses in Q1 2022 were consistent with those in Q1 2021. Silver City exploration increased $0.3 million relative to the comparative period driven by Q1 2022 drilling costs, while costs in Mexico and at Kilgore decreased $0.2 million and $0.1 million in Q1 2022, respectively. For detailed breakdown see Note 12 of the Q1 2022 Condensed Consolidated Financial Statements.

Other income or expense includes realized and unrealized foreign exchange gains and losses, unrealized gains and losses on marketable securities and warrants, interest income and other non-routine income or expenses. The $1.6 million improvement in other income or expense in Q1 2022 includes the collection of $0.6 million in insurance proceeds, a $0.6 million improvement in foreign exchange gains and losses, and a $0.5 million reduction in fair value losses on marketable securities and warrants, compared to the comparative period.

Net finance expense in Q1 2022 comprises primarily $0.8 million (Q1 2021 – $0.6 million) of interest expense on the 5.75% secured convertible debentures (the “Convertible Debentures”) issued in Q3 2020, which are recorded at amortized cost and accreted to the principal amount over the term of the Convertible Debentures. This interest expense consists of $0.2 million in coupon interest (Q1 2021 – $0.2 million), and the $0.6 million accretion of the face value of the Convertible Debentures using the effective interest rate method (Q1 2021 – $0.4 million).

Net loss improved by $1.2 million in Q1 2022 over Q1 2021 despite the $1.3 million decrease in gross profit discussed above. This $2.5 million positive variance was primarily driven by a $0.6 million decrease in share-based compensation expense, a $0.4 million reduction in other administrative expenses, and a $1.6 million improvement in other income/expenses including the collection of $0.6 million in insurance proceeds, a $0.6 million improvement in foreign exchange gains and losses and a $0.5 million reduction in fair value losses on marketable securities and warrants compared to the comparative period.

Production cost per tonne milled increased by 26% in Q1 2022 relative to Q1 2021, driven by a 33% decrease in tonnes milled, partially offset by a 16% reduction in production costs before depletion, amortization and inventory adjustments, as discussed above.

Total cash cost per silver ounce payable decreased by 22% for Q1 2022 relative to Q1 2021, despite a 36% decrease in silver ounces payable driven by the Labour Action. Total cash costs net of by-product credits decreased by $2.0 million or 50% reflecting a $0.5 million decrease in cash production costs as discussed above, a $0.3 million increase in by-product credits reflecting higher lead and zinc realized prices partially offset by lower production, and a $1.2 million decrease in TC/RCs reflecting renegotiated offtake agreements and lower production.

AISC per silver ounce payable decreased by 23% to $18.92 compared to $24.67 in the comparative period, driven by a 50% reduction in total cash costs net of by-product credits as discussed above, a $0.6 million decrease in sustaining capital expenditures, a $0.5 million decrease in share-based compensation and a $0.4 million decrease in administrative costs driven by the timing of annual compensation expenses (in Q1 in 2021) and a reduction in personnel since the comparative period, partially offset by lower silver ounces payable (by 36%).

All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this press release should be read in conjunction with the Company’s condensed consolidated financial statements for the periods ended March 31, 2022 and 2021, and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.com/edgar.

The discussion of financial results in this press release includes references to “cash flow from operations before changes in working capital items”, “production cost per tonne”, “cash cost per silver ounce payable”, and “AISC per silver ounce payable”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company’s financial results and performance. Please refer to the Company’s MD&A for the three-month period ended March 31, 2022, for a reconciliation of these measures to reported IFRS results.

Operating Results & Outlook

Operating performance for the periods indicated below was as follows:

	Q1	Q1
	2022	2021
Tonnes mined:	14,955	21,212
Tonnes milled:	14,585	21,764
Grades:
Silver (g/t)	504	524
Lead (%)	5.27	5.35
Zinc (%)	6.67	6.73
Recoveries:
Silver (%)	88.5	89.7
Lead (%)	72.1	81.8
Zinc (%)	80.0	74.7
Production(1)
Silver – (oz)	209,381	328,747
Lead – (lb)	1,219,459	2,099,741
Zinc – (lb)	1,715,519	2,412,458
AgEq ounces (oz)(2)	384,007	516,715
Payable:(3)
Silver ounces – (oz)	186,407	291,967
Lead – (lb)	1,129,553	1,859,932
Zinc – (lb)	1,551,092	1,802,430
AgEq ounces (oz)(2)	345,502	442,582

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser. Data has been adjusted to reflect final assay and price adjustments for prior-period deliveries settled during the period.
(2)	AgEq ounces established using average realized metal prices during the respective period applied to the recovered metal content of the concentrates to calculate the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces.

Silver grades in Q1 2022 were 4% lower than the comparative period due to the mining of remnant and pillar recoveries and hence less mining of stopes in the current period, and variability in the mineralization of stopes mined. Lead and zinc grades were consistent with Q1 2021.

Recoveries of lead and silver were lower than Q1 2021 due to lower feed grades and high lead oxide ratios. Zinc recoveries were higher than Q1 2021 following the rebuild of the flotation cells and modifications to reagent schemes in mid-2021.

Silver, lead, zinc and AgEq production decreased by 36%, 42%, 29% and 26%, respectively, relative to Q1 2021, mainly driven by lower production, lower silver grades and lower lead recoveries.

As previously disclosed, drilling continued at Platosa during much of Q1 2022, however, based on the recent drilling results and consideration of current and expected economic factors, the Company expects to wind down operations at Platosa during Q3 2022.

COVID-19 Update

In Q1 2022, none of the Company’s projects were suspended or restricted. The Company has taken action to prevent the spread of COVID-19 at its sites and protect its employees, contractors and the communities in which it operates. The Company’s actions have been successful to date and the pandemic has not had any material impact on production or shipment of concentrate since the suspension in Q2 2020. The Company is continually modifying its response to the pandemic to align with industry best practices. Government vaccination programs for COVID-19 are available in all regions in which the Company operates. Vaccination programs are progressing well in Mexico, with 100% of the Company’s workforce double-vaccinated and 95% triple-vaccinated.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities, and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality advanced exploration gold project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Dan Hall, Chief Financial Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the impact of the COVID-19 pandemic on the Company’s operations and results, the outcome and impact of the legal action in Mexico (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021) in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas, mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, the potential of the Company’s properties, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the ability of the Company to maintain normal operations during the COVID-19 pandemic, the outcome and impact of the legal action in Mexico (including the dismissal of the appeal by the federal courts of Mexico on July 1, 2021) in respect of the La Antigua mineral concession that is part of the Evolución Property in Zacatecas, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to United States domestic and certain foreign reporting companies under Subpart 1300 of Regulation S-K (“S-K 1300”). Accordingly, information included in this press release that describes the Company’s mineral resources estimates may not be comparable with information made public by United States and certain foreign companies subject to the SEC’s reporting and disclosure requirements of S-K 1300.